UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
Report of Foreign issuer

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the Month of February 2016

(Commission File. No 0-30718).

SIERRA WIRELESS, INC., A CANADIAN CORPORATION
(Translation of registrant’s name in English)

13811 Wireless Way Richmond, British Columbia, Canada V6V 3A4
(Address of principal executive offices and zip code)

Registrant’s Telephone Number, including area code: 604-231-1100

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F           40-F    X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes:      ____      No:    X

Sierra Wireless Deploys Interoperable Smart Grid AirLink® Gateway Solution as Part of the Coalition of the Willing

VANCOUVER, British Columbia--(BUSINESS WIRE)--February 9, 2016--Sierra Wireless (NASDAQ:SWIR) (TSX:SW) today announced its partnership with Duke Energy, and other technology companies, to form the Coalition of the Willing (COW-II) initiative to implement and test a microgrid solution in Mount Holly, North Carolina. The COW-II is focused on establishing a power grid that is more simple and cost effective to operate by enabling advanced interoperability between disparate monitoring and control systems in the utility’s smart grid.

As a contributor of the COW-II project, Sierra Wireless provided its industry leading 4G LTE AirLink® gateways that have the capability to translate DNP3 protocol, widely used in electric utility’s equipment, into MQTT, a state-of-the-art Internet of Things (IoT) messaging protocol. This is achieved by using an embedded application—ALEOS Application Framework (AAF)—that is available on all AirLink® gateways, and provides intelligence at the edge.

“Conversion of DNP3 to MQTT protocol at the edge of the network enables our AirLink® gateways to read and write data directly from connected electric meters, and publish-subscribe information to a common message bus,” says Jason Krause, Sierra Wireless Senior Vice President, Enterprise Solutions. “This feature allows disparate network components to communicate with one another, where they previously could not.”

“The results from COW-II demonstrate that enhanced microgrid operations can be achieved using an OpenFMB architecture to quickly combine data between grid-edge nodes, in a scalable and resilient fashion,” says Stuart Laval, Manager of Technology Development, Emerging Technology Office, Duke Energy. “This is encouraging for power utilities looking to improve efficiency and customer service, while managing their ageing infrastructure. The innovation that we’ve witnessed from this initiative would not be possible without the collaboration from our industry partners.”

For more information about the COW-II initiative, visit Duke Energy and Sierra Wireless at DistribuTECH, February 9-11, in Orlando, FL:

Duke Energy: Booth #1645, Sierra Wireless: Booth #2455

For more information about the Sierra Wireless AirLink® gateways please visit: http://www.sierrawireless.com/products-and-solutions/gateway-solutions.

For more information about ALEOS Application Framework please visit: http://www.sierrawireless.com/products-and-solutions/gateway-solutions/rv50/.

To contact the Sierra Wireless Sales Desk, call +1 877-687-7795 or visit http://www.sierrawireless.com/sales.

Note to editors:

To view and download images of Sierra Wireless products, please visit http://www.sierrawireless.com/newsroom/productimages.aspx.

About Sierra Wireless

Sierra Wireless (NASDAQ:SWIR) (TSX:SW) is building the Internet of Things with intelligent wireless solutions that empower organizations to innovate in the connected world. We offer the industry’s most comprehensive portfolio of 2G, 3G and 4G embedded modules and gateways, seamlessly integrated with our secure cloud and connectivity services. OEMs and enterprises worldwide trust our innovative solutions to get their connected products and services to market faster. Sierra Wireless has more than 1,000 employees globally and operates R&D centers in North America, Europe and Asia. For more information, visit www.sierrawireless.com.

AirLink is a trademark of Sierra Wireless. Other product or service names mentioned herein may be the trademarks of their respective owners.

Forward Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties. These forward-looking statements relate to, among other things, plans and timing for the introduction or enhancement of our services and products, statements about future market conditions, supply conditions, channel and end customer demand conditions, revenues, gross margins, operating expenses, profits, and other expectations, intentions, and plans contained in this press release that are not historical fact. Our expectations regarding future revenues and earnings depend in part upon our ability to successfully develop, manufacture, and supply products that we do not produce today and that meet defined specifications. When used in this press release, the words "plan", "expect", "believe", and similar expressions generally identify forward-looking statements. These statements reflect our current expectations. They are subject to a number of risks and uncertainties, including, but not limited to, changes in technology and changes in the wireless data communications market. In light of the many risks and uncertainties surrounding the wireless data communications market, you should understand that we cannot assure you that the forward-looking statements contained in this press release will be realized.

CONTACT:
Sierra Wireless
Kim Homeniuk, +1 604-233-8028
khomeniuk@sierrawireless.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sierra Wireless, Inc.

		By:	/s/ David G. McLennan

David G. McLennan, Chief Financial Officer and Secretary

Date:	February 9, 2016